Fidelity National Financial, Inc. 601 Riverside Avenue, Jacksonville, FL 32204 Telephone: (904) 854-8594 Facsimile: (904) 357-1036 E-mail: todd.johnson@fnf.com	Todd C. Johnson Senior Vice President Corporate Counsel and Secretary
September 14, 2007
VIA EDGAR CORRESPONDENCE FILING
Mail Stop 6010
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Attention:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	Fidelity National Financial, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 1, 2006 File No. 001-32630
Dear Mr. Rosenberg:
     This letter responds to comments received during a discussion with Kei Ino on August 22, 2007 regarding our proposed revised disclosure of our critical accounting estimate for loss reserves. The staff indicated that it would like for us to clarify the role of our internal actuary in our process for determining the best estimate for our loss reserves.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31.
Critical Accounting Estimates, page 35
Reserve for Claim Losses, page 35
The Company’s process for recording its reserve for claim losses begins with the Company’s analysis of its loss provision rate. After considering historical claim losses, reporting patterns and current market information, and analyzing quantitative and qualitative data provided by the Company’s legal, claims and underwriting departments, management determines a loss provision rate, which it records as a percentage of current premiums. This loss provision rate is set to provide for losses on current year policies and to provide for estimated positive or negative development on prior year loss estimates based on management’s view of emerging events. The Company has been recording its loss provision at 7.5% of premiums during 2006 and thus far in 2007. During this period, this provision rate included the Company’s anticipation of adverse development due to recent trends in claim losses reported and paid. At each quarter end, the Company’s recorded reserve for claim losses is initially the result of taking the prior recorded reserve for claim losses, adding the current provision to that balance and

Letter to Jim B. Rosenberg
September 14, 2007

subtracting actual paid claims from that balance, resulting in an amount that the Company then compares to the actuarial point estimate provided in the actuarial calculation.
Due to the uncertainty and judgment used by both management and our actuary, our ultimate liability may be greater or less than our current reserves and/or our actuary’s calculation. As of June 30, 2007, the Company’s best estimate and recorded reserve for claim losses was $1.165 billion compared to our internal actuary’s estimate of $1.213 billion.
The Company’s quarterly comparison process assesses the adequacy of the initially recorded reserve by determining whether or not it is within a reasonable range (4-5%) of the actuary’s point estimate. If the recorded amount is within a reasonable range of the actuary’s point estimate, but not at the point estimate, management assesses other factors in order to be comfortable with the position of the recorded reserve within that range. These factors, which are more qualitative than quantitative, can change from period to period, and include items such as current trends in the real estate industry (which management can assess, but for which there is a time lag in the development of the data used by the actuary), the stratification of certain claims (large vs. small), improvements in the Company’s claims management processes, and other cost saving measures. If the recorded amount is not within a reasonable range of the actuary’s point estimate, the Company would record a charge and reassess its long-term provision rate on a go forward basis.
Accordingly, the Company plans to modify its disclosure in future filings, beginning with the Form 10-Q for the quarter ended September 30, 2007, to clarify the process utilized by the Company in determining its reserve for claim losses as follows:
     Reserve for Claim Losses. Title companies issue two types of policies since both the buyer and lender in real estate transactions want to know that their interest in the property is insured against certain title defects outlined in the policy. An owner’s policy insures the buyer against such defects for as long as he or she owns the property (as well as against warranty claims arising out of the sale of the property by such owner). A lender’s policy insures the priority of the lender’s security interest over the claims that other parties may have in the property. The maximum amount of liability under a title insurance policy is generally the face amount of the policy plus the cost of defending the insured’s title against an adverse claim. While most non-title forms of insurance, including property and casualty, provide for the assumption of risk of loss arising out of unforeseen future events, title insurance serves to protect the policyholder from risk of loss from events that predate the issuance of the policy.
     Unlike many other forms of insurance, title insurance requires only a one-time premium for continuous coverage until another policy is warranted due to changes in property circumstances arising from refinance, resale, additional liens, or other events. Unless we issue the subsequent policy, we receive no notice that our exposure under our policy has ended and as a result we are unable to track the actual terminations of our exposures.
     Our reserve for claim losses includes reserves for known claims (“PLR”) as well as for losses that have been incurred but not yet reported to us (“IBNR”), net of recoupments. We reserve for each known claim based on our review of the estimated amount of the claim and the costs required to settle the claim. Reserves for IBNR claims are estimates that are established at the time the premium revenue is recognized and are based upon historical experience and other factors, including industry trends, claim loss history, legal environment, geographic considerations, and the types of policies written. We also reserve

Letter to Jim B. Rosenberg
September 14, 2007

for losses arising from escrow, closing and disbursement functions due to fraud or operational error.
     The table below summarizes our reserves for known claims and incurred but not reported claims related to title insurance.

	As of		As of
	June 30,		December 31,
	2007	%	2006	%
	(In thousands)
PLR	$208,455	17.9%	$202,195	17.6%
IBNR	956,206	82.1%	952,677	82.4%

Total Reserve	$1,164,661	100.0%	$1,154,872	100.0%

     Although most claims against title insurance policies are reported relatively soon after the policy has been issued, claims may be reported many years later. By their nature, claims are often complex, vary greatly in dollar amounts and are affected by economic and market conditions and the legal environment existing at the time of settlement of the claims. Estimating future title loss payments is difficult because of the complex nature of title claims, the long periods of time over which claims are paid, significantly varying dollar amounts of individual claims and other factors.
     Our process for recording our reserves for claim losses begins with analysis of our loss provision rate. Management forecasts ultimate losses for each policy year based upon examination of historical policy year loss emergence (development) and adjustment of the emergence patterns to reflect policy year differences in the effects of various influences on the timing, frequency and severity of claims. Management also uses a technique that relies on historical loss emergence and on a premium-based exposure measurement. The latter technique is particularly applicable to the most recent policy years, which have few reported claims relative to an expected ultimate claim volume. After considering historical claim losses, reporting patterns and current market information, and analyzing quantitative and qualitative data provided by our legal, claims and underwriting departments, management determines a loss provision rate, which it records as a percentage of current premiums. This loss provision rate is set to provide for losses on current year policies and to provide for estimated positive or negative development on prior year loss estimates based on management’s view of emerging events. We have been recording our loss provision at 7.5% of premiums during 2006 and thus far in 2007. During this period, this provision rate included the anticipation of adverse development due to recent trends in claim losses reported and paid. At each quarter end, our recorded reserve for claim losses is initially the result of taking the prior recorded reserve for claim losses, adding the current provision to that balance and subtracting actual paid claims from that balance, resulting in an amount that management then compares to the actuarial point estimate provided in the actuarial calculation.
     Due to the uncertainty and judgment used by both management and our actuary, our ultimate liability may be greater or less than our current reserves and/or our actuary’s calculation. As of June 30, 2007, our recorded reserve for claim losses was $1.165 billion compared to our internal actuary’s estimate of $1.213 billion. If the recorded amount is within a reasonable range of the actuary’s point estimate, but not at the point estimate, management assesses other factors in order to be comfortable with the position of the recorded reserve within a range. These factors, which are more qualitative than quantitative, can change from period to period, and include items such as current trends in the real estate industry (which management can assess, but for which there is a time lag in the development of the data used by the actuary), the stratification of certain claims (large vs. small), improvements in the Company’s claims management processes, and other cost

Letter to Jim B. Rosenberg
September 14, 2007

saving measures. If the recorded amount is not within a reasonable range of the actuary’s point estimate, we would record a charge and reassess the long-term provision rate on a go forward basis.
     While there can be no assurance as to the accuracy of loss reserve estimates, development of prior years’ loss reserves over the past three years(1) has generally been within a narrow range.
     (1) AS SHOWN IN THE TABLE INCLUDED IN OUR 2006 FORM 10-K AND REPEATED HERE BELOW:

	2006	2005	2004
	(In thousands)
Beginning Balance	$1,068,072	$987,076	$940,217
Reserve Assumed/Transferred	(8,515)	1,000	38,597
Claims Loss provision related to:
Current year	306,179	319,870	278,449
Prior years	39,399	36,631	(17,787)

Total claims loss provision	345,578	356,501	260,662

Claims paid, net of recoupments related to:
Current year	(18,815)	(14,478)	(19,547)
Prior years	(231,448)	(262,027)	(232,853)

Total claims paid, net of recoupments	(250,263)	(276,505)	(252,400)

Ending Balance	$1,154,872	$1,068,072	$987,076

Title Premiums	$4,608,329	$4,948,966	$4,718,217
Provision for claim losses as a percentage of title insurance premiums:
Current year	6.6%	6.5%	5.9%
Prior years	0.9%	0.7%	(0.4)%

Total Provision	7.5%	7.2%	5.5%

Sensitivity Analysis (effect on pretax earnings of a 0.4% loss ratio change):
Ultimate Reserve Estimate +/-	$18,433	$19,794	$18,873
* * *
Please do not hesitate to contact me at 904-854-8547 with further questions or comments.

Very truly yours,
/s/ Todd C. Johnson

Todd C. Johnson